VIA FACSIMILE October 2, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rose Zukin, Esq.

Re:	Curis, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

  Filed February 26, 2009 (“Form 10-K”)

Schedule 14A filed April 17, 2009

  File No. 000-30347 (“Schedule 14A”)

Dear Ms. Zukin:

On behalf of Curis, Inc. (“Curis” or the “Company”), set forth below are the Company’s responses to comments contained in a letter dated September 14, 2009 (the “Letter”) from Jeffrey Riedler, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Daniel R. Passeri, President and Chief Executive Officer of Curis, relating to the Company’s Form 10-K and Schedule 14A. The response contained herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The response is keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.	We note that your Form 10-K indicates that information related to “Securities Authorized for Issuance Under Equity Compensation Plans” may be found in your definitive proxy statement. However, this information is not contained in your definitive proxy statement. Please amend your filing to disclose the information required by Item 201(d) of Regulation S-K.

Response:

In response to this comment, the Company intends to file a Form 10-K/A in order to include the information required by Item 201(d) of Regulation S-K, “Securities Authorized for Issuance Under Equity Compensation Plans.”

Securities and Exchange Commission

October 2, 2009

Item 1. Business

Hedgehog Pathway Inhibitor Program, page 3

2.	We note your disclosure on pages 4 and 5 that pursuant to your Genentech Hedgehog Pathway Inhibitor Collaboration, you will be eligible to receive future cash payments upon the achievement of additional specified clinical development and regulatory approval objectives, as well as royalties on product sales if any products are successfully developed and commercialized. Please expand your disclosure in this section to state the aggregate amount of milestone payments that you are entitled to receive under the collaboration agreement. In addition, please expand your disclosure to disclose the potential range of the percentage of royalty payments (for example, “low-single-digits” or “high-single-digits”). This information is considered material to an investor.

Response:

In response to this comment, the Company intends to expand the disclosure relating to its collaboration with Genentech in order to disclose the aggregate amount of milestone payments under the collaboration and the range of potential future royalty payments. The new disclosure is attached hereto as Schedule A. The Company intends to include this revised disclosure in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Intellectual Property, page 7

3.	We note your disclosure on page 8 that you have entered into the following “significant” license agreements:

•	License Agreements dated February 9, 1995 and September 1, 2000 with the President and Fellows of Harvard University, each of which were amended and restated effective June 10, 2003;

•	License Agreement dated January 1, 1995 and as subsequently amended with The Trustees of the Columbia University;

•	License Agreement dated September 26, 1996, which was amended and restated effective June 1, 2003, with the Johns Hopkins University and the University of Washington School of Medicine;

•	License Agreement dated May 3, 2000 with the Johns Hopkins University; and

•	License Agreement dated February 12, 1996 with the Leland Stanford Junior University.

Securities and Exchange Commission

October 2, 2009

Please expand your disclosure to provide a more specific description of each agreement. Your disclosure should include a discussion of the material terms of the agreement, including the subject of the agreement, each party’s obligations, rights to intellectual property, all amounts payable under the agreement including any aggregate amount of milestones and the potential range of the percent of royalty payments, all amounts already paid, and termination provisions.

Response:

We respectfully note the Staff’s comment. After a further analysis of these license agreements, the Company has concluded that none of the license agreements referenced in this section and filed as exhibits to the Company’s periodic reports continue to be material or significant to the Company’s business. In view of this determination, the Company will revise its disclosure to delete this discussion. The Company intends to include this revised disclosure in its Annual Report on Form 10-K for the year ended December 31, 2009 and will also update its Exhibit Index in such Annual Report on Form 10-K to delete references to these agreements.

Exhibit Index

4.	We note that you described the license agreement with The Johns Hopkins University, dated May 3, 2000, as “significant”; however, you have not filed the agreement as an exhibit. Please provide us with a legal analysis as to why the agreement need not be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:

Please refer to the Company’s response to comment No. 3. Because the Company has determined that the license agreement is no longer material or significant, the Company will revise its disclosure.

Schedule 14A

Executive and Director Compensation and Related Matters

Compensation Discussion and Analysis, page 15

Benchmarking and Targeted Compensation Levels, page 16

5.	We note your disclosure on page 16 that the compensation committee retains an independent third-party compensation consultant to review your executive officer compensation. Please identify this third-party compensation consultant, and confirm that you will identify the compensation consultant in future filings.

Securities and Exchange Commission

October 2, 2009

Response:

In response to this comment, the Company confirms that it will identify its compensation consultant in its “Compensation Discussion and Analysis” in future filings. The Company supplementally discloses to the Staff that the compensation consultant referred to in its Schedule 14A was Towers Perrin.

Please do not hesitate to contact the undersigned at (617) 526-6393 if you have any questions regarding this response letter or any related matters.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc:	Daniel R. Passeri

President and Chief Executive Officer

Curis, Inc.

Schedule A

Our most advanced program is our Hedgehog pathway inhibitor program under collaboration with Genentech, Inc., a wholly-owned member of the Roche Group. The lead drug candidate being developed under this program is GDC-0449, a first-in-class orally-administered small molecule Hedgehog pathway inhibitor. Genentech and Roche are responsible for the clinical development and commercialization of GDC-0449. We are eligible to receive up to $115 million in contingent cash payments under the collaboration for the development of GDC-0449 or another small molecule assuming the successful achievement by Genentech and Roche of specified clinical development and regulatory objectives, of which we have received $18 million to date. In addition to these payments, we are also eligible for a royalty on sales of any Hedgehog pathway inhibitor products that are successfully commercialized by Genentech and Roche. For GDC-0449, we are entitled to a mid- to high-single digit royalty, which escalates within this range with increasing product sales. In certain specified circumstances, the royalty rate applicable to GDC-0449 may be decreased to a low- to mid-single digit royalty.